Top Unii, Inc.

Financial Statements
With
Independent Accountants' Review Report
For the Year Ended December 31, 2020

"Unaudited"

Top Unii, Inc.

Table of Contents

DELEON & STANG
Strategic Insights. Practical Advice.

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Owner and Management of
Top Unii, Inc.
Baltimore, Maryland

We have reviewed the accompanying financial statements of Top Unii, Inc., which comprise the balance sheet as of December 31, 2020, and the related statements of operations, shareholders' deficit, and cash flows for the year then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

DeLeon & Stang

DeLeon & Stang, CPAs and Advisors
Gaithersburg, Maryland

Top Unii, Inc.
Balance Sheet "Unaudited"
December 31, 2020

Assets

Total Assets	$	-

Liabilities and Shareholders' Equity

<u>**Current Liabilities:**</u>

Due to shareholders'	$	82,922
Total Current Liabilities		82,922

<u>**Shareholder's Deficit:**</u>

Common stock, $1 par value, 12,000,000 shares authorized,	
100 shares issued and outstanding	100
Retained deficit	(83,022)
Total Shareholders' Deficit	(82,922)
Total Liabilities and Shareholders' Equity	$ -

Top Unii, Inc.
Statement of Operations "Unaudited"
For the Year Ended December 31, 2020

Revenues	$	-
Operating Expenses:		
Direct production expenses		36,349
Professional fees		28,236
Marketing and promotion		11,437
Office expenses		5,000
Travel		2,000
Total Operating Expenses		83,022
Net loss	$	(83,022)


Top Unii, Inc.
Statement of Changes in Shareholders' Deficit "Unaudited"
For the Year Ended December 31, 2020


	Common Stock	Retained Deficit	Total
Balance at January 1, 2020	$ -	$ -	$ -
Issuance of common stock	100	-	100
Net loss	-	(83,022)	(83,022)
Balance at December 31, 2020	$ 100	$ (83,022)	$ (82,922)

Top Unii, Inc.
Statement of Cash Flows "Unaudited"
For the Year Ended December 31, 2020

Cash Flows from Operating Activities:

Net loss	$	(83,022)
Net cash used in operating activities		(83,022)

Cash Flows from Financing Activities:

Proceeds from sharholder loan	82,922
Issuance of common stock	100
Net cash provided by financing activities	83,022

Net Change in Cash and Cash Equivalents		-
Cash and Cash Equivalents, at Beginning of Year		-
Cash and Cash Equivalents, at End of Year	$	-

Top Unii, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2020

NOTE 1 - ORGANIZATION AND OPERATING ACTIVITIES

Top Unii, Inc. was established in 2020. The was formed to operate entertainment and media activities including music, film, video television and publishing.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

The Company considers all highly liquid instruments, purchased with a maturity of three months or less, to be cash equivalents.

Advertising

The Company expenses the cost of advertising as it is incurred.

Income Taxes

Top Uni, Inc. has elected under the Internal Revenue Code to be treated for income tax purposes as an C Corporation.

Under the provisions of Statement of Financial Accounting Standards ASC Topic 740, Income Taxes (ASC 740), companies are required to disclose unrecognized tax benefits. Management considered the provisions regarding ASC 740 with respect to state income taxes and deemed there were no material unrecognized tax benefits or uncertain tax positions at December 31, 2020.

NOTE 3 –   <u>**DUE TO SHARHOLDERS'**</u>

The Shareholders' of Top Unii, Inc. provided funding throughout 2020 to fund start-up costs and initial operations. These amounts are due on demand. At December 31, 2020 $82,922 is due to the Shareholders'.

NOTE 4 –   <u>**SUBSEQUENT EVENTS**</u>

The Company has evaluated the financial statements for possible subsequent events that could require accrual or disclosure through November 25, 2020, which is the date the financial statements were available to be issued. There were no events that were identified requiring disclosure or recognition in the financial statements.

NOTE 5 –   <u>**UNCERTAINTIES**</u>

U.S. and global business and financial markets have been severely impacted by the Coronavirus pandemic. The potential future impacts on Top Unii, Inc.'s revenues, expenses and cashflows cannot be determined at this time.